Monthly Report - February, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,928,985        6,168,842
Change in unrealized gain (loss) on open            2,897,120      (2,000,202)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.           1,976           20,485
      Treasury obligations
Interest income (expense)		              (4,586)            1,368
Foreign exchange gain (loss) on margin deposits         3,674         (41,952)
				                 ------------    -------------
Total: Income 				            6,827,169        4,148,541

Expenses:
   Brokerage commissions 		              394,544          767,309
   Management fee 			               42,144           83,041
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0                0
   Administrative expense 	       	               70,705          142,453
					         ------------    -------------
Total: Expenses 		                      507,393          992,803
Net Income(Loss)			   $        6,319,776        3,155,738
for February, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (94,933.315    $     2,707,225    106,347,673    109,054,898
units) at January 31, 2021
Addition of 		 	              0              0              0
0.000 units on February 1, 2021
Redemption of 		 	              0    (1,610,710)    (1,610,710)
(1,334.086) units on  February 28, 2021*
Net Income (Loss)               $       166,227      6,153,549      6,319,776
for February, 2021
         			   -------------   -------------   -----------


Net Asset Value at February 28, 2021
(93,632.820 units inclusive
of 33.591 additional units) 	      2,873,452    110,890,512    113,763,964
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2021 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    5.65% 	     2.59%  $  1,076.15	   73,351.274 $    78,936,940
Series 3    5.99% 	     3.24%  $  1,630.19	   12,942.081 $    21,098,046
Series 4    6.14% 	     3.54%  $  2,137.22	    4,053.501 $     8,663,235
Series 5    5.92% 	     3.11%  $  1,541.63	    3,285.964 $     5,065,743

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					March 15, 2021
Dear Investor:

The reflation trade gained notable momentum in February due to the prospect of massive US fiscal stimulus, a flattening of COVID-19 infection curves, the global vaccine rollout, and the fact that Fed Chairman Powell reiterated in testimony before Congress that the Fed will maintain ultralow interest rates and continue hefty asset purchases until "substantial further progress has been made" toward its employment and inflation goals. Long positions in equity, energy and metal futures, and trading of interest rate futures were profitable, while currency trading was fractionally unprofitable. Trading of soft and agricultural commodities was essentially flat.

Long positions in a broad swath of equity futures were profitable during February despite some giveback late in the month as interest rates rose sharply. Long positions in European, British, Japanese, Chinese, U.S., Canadian and EAFE stock index futures were profitable. A short VIX trade, a short Brazilian equity futures position, and trading of Australian and emerging market index futures also posted gains.

Long positions in Brent crude oil, WTI crude oil, London gas oil, RBOB gasoline and heating oil were profitable. A short natural gas trade posted a loss especially in the wake of the weather-induced energy market turmoil in Texas.

Long positions in copper and other industrial metals were profitable. Meanwhile, with both the economic outlook and the COVID-19 prognosis improving, gold lost some of its luster and trading of gold, particularly from the long side, produced a partially offsetting loss.

Growth, inflation and government borrowing concerns caused global note and bond yields to push sharply higher during the month as evidenced by the U.S. 10-year Treasury yield which rose from about 1.05% at the end of January to as high as 1.62% before closing February near 1.45%. Short positions in German, French, British, Japanese and U.S. 5-year and 10-year note and bond futures were profitable, particularly late in the month. On the other hand, long positions Australian, Canadian and U.S. 30-year and Ultra bond futures produced partially offsetting losses.

Currency trading was fractionally unprofitable overall as the dollar was volatile during February, falling through mid-month then rising subsequently as U.S. interest rates spike higher. Short dollar trades versus the euro, Swiss franc and Indian rupee and trading the U.S. unit versus the yen were unprofitable. A long dollar trade against the Canadian currency also registered a small loss as commodity currencies outperformed in February.
On the other hand, short dollar positions versus the Aussie dollar, Norwegian krone, Russian ruble, South African rand, Swedish krona and Mexican peso posted partially offsetting gains, particularly during the first half of the month.



				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman